Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of January 31, 2010

The following interim financial information of CorpBanca as of January 31, 2010 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4.856.293
Total assets	6.524.183

Current accounts and demand deposits	503.048
Time deposits and savings accounts	3.302.597
Borrowings from financial institutions	342.418
Debt issued	1.030.378

Equity	516.693

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	20.907
Provisions for loan losses	(1.850)
Operating expenses	(10.126)

Operating income	8.931
Income attributable to investments in other companies	—

Income before taxes	8.931
Income taxes	(1.484)

Net income for the period	7.447

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer